EXHIBIT 99.2

V. I. TECHNOLOGIES, INC.

19,830,539 Shares of Common Stock

Offered Pursuant to Rights

Distributed to Stockholders

of V.I. Technologies, Inc.

March             , 2003

Dear Stockholder:

This notice is being distributed by V. I. Technologies, Inc. (“Vitex”) to all holders of record (“Recordholders”) of shares of its common stock, par value $0.01 per share (the “Common Stock”), at the close of business on March            , 2003 (the “Record Date”), in connection with a distribution in a rights offering (the “Rights Offering”) of transferable subscription rights (the “Rights”) to subscribe for and purchase shares of Common Stock. The Rights and Common Stock are described in Vitex’s Prospectus dated March             , 2003 (the “Prospectus”).

In the Rights Offering, Vitex is offering an aggregate of 19,830,539 shares of Common Stock, as described in the Prospectus.

The Rights will expire, if not exercised, at 5:00 p.m., Eastern Standard Time, on April             , 2003 unless extended in the sole discretion of Vitex (as it may be extended, the “Expiration Time”).

As described in the accompanying Prospectus, you will receive 0.87 Rights for each share of Common Stock owned of record as of the close of business on the Record Date. Vitex will not issue fractional rights. Instead, Vitex will round up any fractional rights to the nearest whole right.

Each Right will allow you to subscribe for one share of Common Stock (the “Basic Subscription Privilege”) at the cash price of $1.02 per share (the “Subscription Price’).

In addition, each holder of Rights who exercises his, her, or its Basic Subscription Privilege in full will be eligible to subscribe (the “Oversubscription Privilege”) at the same cash price of $1.02 per share for shares of Common Stock that are not otherwise purchased pursuant to the exercise of the Basic Subscription Privilege by other Rights holders (the “Excess Shares”), subject to availability and proration as described below. Shares of Common Stock will be available for purchase pursuant to the Oversubscription Privilege only to the extent that any shares offered in the Rights Offering are not subscribed for pursuant to the Basic Subscription Privileges. The Excess Shares will be allocated pro rata (subject to the elimination of fractional shares) among those Rights holders who exercise the Oversubscription Privilege, in proportion, not to the number of shares requested pursuant to the Oversubscription Privilege, but based on the percentage ownership of each participating Rights holder compared to the total ownership of all stockholders participating in the oversubscription round; provided, however, that if such pro rata allocation results in any Rights holder being allocated a greater number of Excess Shares than such holder subscribed for pursuant to the exercise of such holder’s Oversubscription Privilege, then such holder will be allocated only such number of Excess Shares as such holder subscribed for and the remaining Excess Shares will be allocated among all other holders exercising the Oversubscription Privilege on the same pro rata basis outlined above. Such proration will be repeated until all Excess Shares have been allocated to the full extent of the Oversubscription Privilege. See “The Rights Offering—Subscription Privileges” in the Prospectus.

The Rights will be evidenced by transferable Rights certificates (the “Rights Certificates”) and will cease to have any value at the Expiration Time.

Enclosed are copies of the following documents:

1.	Prospectus;
2.	Rights Certificate;
3.	Instructions For Use of V. I. Technologies, Inc. Rights Certificates (including a Notice of Guaranteed Delivery for Rights Certificates Issued by V.I. Technologies, Inc. and Important Tax Information); and
4.	A return envelope addressed to American Stock Transfer & Trust Company, the Subscription Agent.

Your prompt action is requested. To exercise Rights, you should properly complete and sign the Rights Certificate (or the Notice of Guaranteed Delivery if you are following the Guaranteed Delivery Procedures) and forward it, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Rights Certificate or Notice of Guaranteed Delivery with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Time. A Rights holder cannot revoke the exercise of its Rights. Rights not exercised prior to the Expiration Time will expire.

Additional copies of the enclosed materials may be obtained from American Stock Transfer & Trust Company  at (800) 937 – 5449 or by contacting Thomas Higgins, Chief Financial Officer, at V. I. Technologies, Inc. at (617) 926 – 1551.

Very truly yours,

V. I. TECHNOLOGIES, INC.